Exhibit 99.(d)

AGREEMENT

This Agreement (the “Agreement”) is made and entered into effective as of the 5th day of April, 2016 by and among Zweig Advisers, LLC (“Zweig”), a Delaware limited liability company having its principal places of business at 1540 Broadway, 16th Floor, New York, NY 10036, and Karpus Management, Inc. (doing business as Karpus Investment Management), a New York corporation having its principal place of business at 183 Sully’s Trail, Pittsford, New York 14534, and any present or future entities or accounts it manages or controls or to which it is related (collectively, “Karpus,” and with Zweig, each, a “Party,” and collectively the “Parties”).

WHEREAS, Zweig is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to various registered closed-end management investment companies, including The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc. (each, a “Fund” and collectively, the “Funds”), each a Maryland corporation; and

WHEREAS, Karpus is deemed to be the beneficial owner of common shares of each Fund by reason of its power to vote and direct the disposition of such shares held by various related entities; and

WHEREAS, Karpus, by letters, each dated December 21, 2015, with such letters filed on December 29, 2015 with the Securities and Exchange Commission as exhibits to Form 13D filings, has announced its intention to submit, at each Fund’s 2016 annual meeting of shareholders, a proposal to the Fund’s Board of Directors (“Board”) that the Board promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (“NAV”), and if more than 50% of the Fund’s outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund (the “Karpus Proposal”); and

WHEREAS, Karpus, by letters dated February 11, 2016, with such letters referenced in amendments on Form 13D each filed on February 16, 2016, has also announced its intention to nominate two nominees for election to each Fund’s Board also at the 2016 annual meeting of shareholders; and

WHEREAS, each Fund has entered into separate non-disclosure agreements with Karpus each dated March 18, 2016 regarding confidentiality and other obligations with respect to discussions regarding the Karpus Proposal and possible courses of action that the Fund could undertake to address these issues; and

WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Karpus Proposal for each Fund;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1. Zweig Obligations. Zweig covenants that each Fund has agreed, based in part upon the recommendation of Zweig and contingent upon Karpus’ mutual acceptance of the terms of the Agreement, to the following measures solely with respect to such Fund:

(a) a tender offer campaign whereby the Fund:

(i) commences an initial tender offer as soon as reasonably practicable after the execution of this Agreement, but in any event, no later than April 29, 2016, for up to 15% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund’s common shares as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires. The tender offer shall expire on or before May 27, 2016; provided that the tender offer may be extended if required by law (“Tender Offer #1”);

(ii) commences a tender offer 6 months after the close of Tender Offer #1 for up to 5% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund’s common shares as determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the date the tender offer expires, if the average of the daily trading discount from NAV of the Fund, is more than 8% (calculated as described in Section 1(b) of the Agreement) during the first full 12 calendar weeks following the close of Tender Offer #1 (“Tender Offer #2”). Such Tender Offer #2 shall expire within 20 business days, provided that the tender offer may be extended if required by law; and

(iii) commences a tender offer 12 months after the close of Tender Offer #1 for up to 5% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund’s common shares as determined as of the close of the regular trading session of the NYSE on the date the tender offer expires, if the average of the daily trading discount from NAV of the Fund is: (A) more than 8% (calculated as described in Section 1(b) of the Agreement) during the first full 12 calendar weeks following the close of Tender Offer #2 or, (B) if Tender Offer #2 does not occur, during the first full 12 calendar weeks commencing on the 25th week following the close of Tender Offer #1 (Tender Offer #3, together with Tender Offer #1 and Tender Offer #2, collectively, the “Tender Offer Campaign”). Such Tender Offer #3 shall expire within 20 business days, provided that the tender offer may be extended if required by law.

(iv) Each Tender Offer Campaign shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(b) The Fund will determine the average of the Fund’s daily premium or discount to NAV for each trading day in the applicable period by computing the percentage difference between the NAV and the volume-weighted average price (“VWAP”) of the Fund on each trading day during such period and calculating the simple average of all such daily determinations. The Fund shall perform such calculations as soon as practicable after the applicable period in good faith and on a consistent basis using the Fund’s published daily net asset value calculations and the VWAP on each day the NYSE is open for trading during the applicable period. The VWAP shall be the price as displayed under the heading “Bloomberg VWAP” for the Fund; and

(c) to issue a press release (the “Announcement”) with respect to the Tender Offer Campaign, such Announcement to announce the action taken by the Board, which release shall be in the Form attached as Exhibit A and shall be issued on the date hereof.

2. Karpus Obligations. Karpus agrees as follows:

(a) The Karpus Proposal for each Fund and Karpus’s nominees for the Board of each Fund shall be deemed to have been withdrawn upon the Announcement being made and Karpus shall not submit any other proposals or nominees for each Fund’s 2016 annual shareholder meeting;

(b) With respect to matters presented at the 2016 and 2017 annual shareholder meetings, or at any special meeting of shareholders held in 2016 or 2017, of the Funds;

(i) Karpus shall vote, or shall direct to be voted, all shares of each Fund over which Karpus, its affiliates or persons affiliated with Karpus have discretion or beneficial ownership in accordance with the applicable board of trustees/directors’ (or similar body, a “board”) recommendations, other than matters relating to a change in a fundamental investment policy, as to which Karpus shall vote as it so determines;

(ii) Karpus shall not solicit any proxies with respect to proposals submitted or to be submitted to each Fund’s shareholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Karpus from encouraging other shareholders to vote as recommended by the board;

(iii) Karpus shall refrain from granting a proxy with respect to shares of each Fund other than to officers of, or other persons named as proxies by Fund;

(iv) Karpus shall refrain from executing any written consent with respect to each Fund’s shares other than as may be solicited by each Fund or its board;

(v) Karpus shall refrain from seeking to exercise control or influence over the management or policies of each Fund;

(vi) Karpus shall refrain from, directly or indirectly, with respect to each Fund:

aa. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of shareholders, or any proposals or matters for the consideration of the board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving each Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund’s assets;

bb. seeking the removal of any member of the board; and

cc. nominating any individuals for election to the board or otherwise seeking appointment to or representation on the board.

(vii) Karpus shall conform with the following restrictions, with respect to each Fund:

aa. Karpus shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning each Fund, other than in accordance with the board’s recommendations;

bb. Karpus shall refrain from threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, each Fund, Zweig, or any related party, other than for alleged violations of this Agreement; and

cc. Karpus shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Karpus has agreed not to do in the Agreement with respect to each Fund, including, but not limited to:

i. putting forward shareholder proposals or director/trustee nominations;

ii. voting against any matter recommended by the board, other than matters relating to a change in a fundamental investment policy, as to which Karpus shall vote as it so determines; or

iii. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, each Fund, Zweig, or any related party.

(c) For a period of 3 years following the later of (i) the close of Tender Offer #2 or (ii) the end of the measuring period for Tender Offer #2, if Tender Offer #2 does not occur, Karpus agrees to comply with the obligations contained in Section 2(b) above as they may apply to Karpus’s conduct with respect to each Fund generally as well as with respect to matters considered at any annual or special shareholder meeting of Fund occurring during such period; and

(d) Karpus shall not purchase or obtain control over any additional securities issued by each Fund until the earlier of April 5, 2016 or the date on which the Announcement is published. Nothing in this Agreement shall prevent Karpus from purchasing shares of any Fund after that date, provided, however, that all shares held by Karpus will be voted in accordance with the recommendations of the board on any matters submitted to a vote of shareholders at an annual or special meeting.

3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their affiliates, their representatives, or any of the members of a board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

6. Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to each of the Funds filed by Karpus.

7. Third-Party Beneficiaries. The Parties agree that each Fund is an intended third-party beneficiary of this Agreement, and that the Funds are entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

8. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

10. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity. Further, upon the breach of this Agreement by Zweig, or a Fund’s failure to perform the agreed upon actions as set forth in Section 1, Karpus’ obligations hereunder shall terminate and the Karpus Proposal for each Fund and Karpus’s nominees for the Board of each Fund referenced in Section 2(a) shall be deemed to have not been withdrawn and shall be reinstated and valid.

11. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

12. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

13. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

14. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

15. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

(a) December 31, 2020; or

(b) such other date as the Parties may agree in writing.

Sections 5 through 13, and 16 and 17 shall survive any such termination.

16. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

If to Zweig:

Attention: William Renahan
Zweig Advisers, LLC
100 Pearl Street
9th Floor
Hartford, CT 06103
Telephone: (860) 263-4799
Facsimile: (860) 241-1024

If to Karpus:

Attention: Daniel Lippincott
Karpus Management, Inc.
183 Sully’s Trail
Pittsford, New York 14534
Telephone: 585 586-4680
Facsimile: (585) 586-4315

17. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

Zweig Advisers, LLC	Karpus Management, Inc.

By: /s/William Renahan	By: /s/Daniel L. Lippincott

Name: William Renahan	Name: Daniel L. Lippincott
Title: Secretary	Title: Director of Investment Personnel